Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022

April 3, 2008

VIA EDGAR

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Re:	Forest Laboratories, Inc. Form 10-K for the Fiscal Year Ended March 31, 2007 File No. 001-05438

Dear Mr. Rosenberg:

            We refer to the comment letter dated February 8, 2008 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Form 10-K for the fiscal year ended March 31, 2007 of Forest Laboratories, Inc. (the "Company") filed with the Commission on May 30, 2007 (the "Form 10-K").

            We have set forth below the text of each of the Staff’s comments noted in the comment letter, followed by the Company’s response. The Company expects that it will revise future filings as noted in the responses indicated below.

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Form 10-K Item 1. Business Patents and Trademarks

Comment 1: We note that you have only disclosed information relating to patents for Celexa and Lexapro. It does not appear that you have provided additional information, including expiration dates, for any of the other patents you own or license. Please revise to disclose all patents, including expiration dates, or provide us with an analysis detailing why the other patents you own or license are not material.

Response: We have considered your request for additional disclosure relating to patents owned or licensed by the Company. Historically, the Company has deemed patents owned or licensed by it as material only to the extent that such patents cover products that are material to the Company’s revenues. As of the date of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, the following products were material to the Company’s revenues: LEXAPRO®, NAMENDA® and BENICAR®. In the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2008, we propose to include disclosure relating to such products, as well as disclosure relating to BYSTOLIC™ , a new product launched by Forest in January 2008, and AZOR™ , a new product launched by Forest and Daiichi-Sankyo in October 2007. The additional disclosure would be along the following lines:

Forest is aware of the desirability for patent and trademark protection for its products. Accordingly, where possible, patents and trademarks are sought and obtained for Forest’s products in the United States and all countries of major marketing interest to Forest. Forest owns or has licenses to a substantial number of patents and patent applications. These, and various patents that expire during the period 2012 to 2021, in the aggregate are believed to be of material importance in the operation of Forest’s business. Forest believes that patents, licenses, and trademarks (or related group of patents, licenses, or trademarks) covering our marketed products are material in relation to Forest’s business as a whole.

The following patents, licenses, and trademarks are significant for Forest’s business: those related to escitalopram oxalate (which is sold under the trademark LEXAPRO®), those related to memantine hydrochloride (which is sold under the trademark NAMENDA®), those related to olmesartan medoxomil (which is sold under the trademark BENICAR®, and, AZOR™ , a combination of olmesartan medoxomil and amlodipine besylate), those related to olmesartan medoxomil/hydrochlorothiazide (which is sold under the trademark BENICAR HCT®), and those related to nebivolol hydrochloride (which is sold under the trademark BYSTOLIC™). The U.S. composition of matter patent covering escitalopram oxalate is licensed from H. Lundbeck A/S and will expire in 2012. The principal U.S. method of use patent related to memantine hydrochloride is licensed from Merz Pharma GmbH & Co. KGaA and will expire in 2010. (Forest has filed a patent term extension application to extend this patent until 2013.) The U.S. composition of matter patent covering olmesartan medoxomil is owned by Daiichi-Sankyo and expires in 2016. A U.S. method of use patent related to olmesartan medoxomil/hydrochlorothiazide expires in 2021. Forest, along with Daiichi-Sankyo, co-promotes products containing olmesartan medoxomil in the United States. The U.S. composition of matter patent covering nebivolol hydrochloride is licensed from Mylan Laboratories Inc. and expires in 2020. (Forest has submitted a patent term extension application to extend this patent until 2021.) Litigation involving Forest’s patents covering escitalopram oxalate and memantine hydrochloride is discussed in Legal Proceedings on pages __ and __.

When a product patent expires, the patent holder often loses effective market exclusivity for the product. This can result in a severe and rapid decline in sales of the formerly patented product, particularly in the United States. However, in some cases the innovator company may achieve exclusivity beyond the expiry of the product patent through manufacturing trade secrets, later-expiring patents on methods of use or formulations, or data-based exclusivity that may be available under pharmaceutical regulatory laws.

Item 15. Exhibits and Financial Statement Schedules
Comment 2: It appears that you have not filed as exhibits to your filing copies of the following agreements relating to your products:

•   License Agreement between Cerexa and Takeda Pharmaceutical Company for the      development of ceftaroline.

•   Collaboration and license agreement between the company and Almirall Prodesfarma S.A.      for the development of aclidinium.

•   License and collaboration agreement between the company and Mylan Laboratories, Inc. for      the development and commercialization of nebivolol.

•   Two collaboration agreements with Gedeon Richter Ltd. for the development of RGH-188.

•   License agreement with PAION GmbH for the development of desmoteplase.

•   License and collaboration agreement with Glenmark Pharmaceuticals S.A. for the      development of GRC 3886.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.

Response:

As described in the Company’s Annual Report on Form 10-K, the Company’s business model is based on the successful in-licensing or acquisition of new product opportunities, and the Company routinely seeks out, evaluates and negotiates license agreements pursuant to which it conducts research and development activities with the objective of obtaining United States Food and Drug Administration approval of new pharmaceutical products.

License agreements are entered into as a part of the Company’s ordinary course of business and, in accordance with Item 601(b)(10) of Regulation S-K, are not required to be filed as "material contracts" except to the extent the Company’s business is "substantially dependent" on such contracts. (The agreements referenced by the Staff do not fall under any of the other exceptions set forth in subsection (ii) of Item 601(b)(10).) Accordingly, the Company has historically filed such agreements only when they are, or when they become, material to the Company within the meaning of the above-cited provision of Regulation S-K, either because the Company’s payment obligations under the Agreement are material or because the research and development projects covered by the agreements have become material to the Company’s revenues.

At the time of filing of the 2007 Annual Report on Form 10-K, none of the license and collaboration agreements referred to by the Staff were material to the Company in either such respect. Specifically, none of such license agreements cover products currently approved for marketing by the Company and the Company derived no revenues therefrom during the fiscal year covered by such 10-K. In addition, the commitments of research and development expenses under any of such agreements individually did not account for more than 5% of the Company’s Net Revenues for such period.

We further point out that updates to each significant research and development project of the Company, including those covered by the agreements referred to by the Staff, are included in the "Management’s Discussion and Analysis" section of each periodic report filed by us under the Securities and Exchange Act of 1934, as amended, and the regulations thereunder. Moreover, expenditures under such license agreements are included in the disclosures of Research and Development Expense included and discussed in each such periodic report.

In the ordinary course of the Company’s business, some of these pharmaceutical research and development projects will succeed while others will fail. The history of the PAION GmbH agreement cited by the Staff helps to illustrate the reasons for the Company’s disclosure policy. In August 2007, following the Company’s evaluation of Phase II study results of desmoteplase in which primary efficacy end points were not achieved, the Company terminated the PAION license agreement. During the course of the agreement, the project never involved a material amount of the Company’s assets and, to the Company’s disappointment, failed to result in a marketable product; accordingly, the agreement would never have been material to the Company’s investors.

Except as referred to below with respect to the Mylan Agreement, the remaining license agreements referenced in your comment letter also cover research and development stage projects: (i) the License Agreement between Cerexa and Takeda Pharmaceutical Company for the development of ceftaroline (the "Takeda License"), (ii) the Collaboration and License Agreement between the Company and Almirall Prodesfarma S.A. for the development of aclidinium (the "Almirall License"); (iii) the three collaboration agreements with Gedeon Richter Ltd. for the development of RGH-188, RGH-896 and MGlur1/5 compounds (the "RGH-188 License," "RGH-896 License" and "MGlur License", respectively); and (iv) License and Collaboration Agreement with Glenmark Pharmaceuticals S.A. for the development of GRC 3886 (the "Glenmark License").

As noted above, at the time of the filing of the 2007 Annual Report on Form 10-K none of the Company’s obligations under these agreements were material to the Company. Furthermore, the compounds and products covered by the agreements were in various stages of development at that time, i.e., Phase III studies had just commenced under each of the Takeda License and the Almirall License, Phase II studies had been commenced under the RGH-188 License, the compound covered by the Glenmark License remained in Phase I, and early clinical development and discovery research were being performed pursuant to the RGH-896 License and the MGlur License, respectively. Consistent with the above analysis, none of the agreements will be deemed material to the Company until such time as a product is launched under the agreement and such product becomes material to the Company’s revenues. Until that time, we intend to continue our current practice of including disclosures in the Company’s periodic reports as to developments in the Company’s principal research and development activities and to continue to include the associated research and development costs in the Company’s research and development disclosures.

We note that in January 2008, the Company launched BYSTOLIC™ , a novel beta blocker nebivolol that was licensed to it under the License and Collaboration Agreement between the Company and Mylan Laboratories, Inc. (the "Mylan License"). On February 27, 2008, as reported in a Current Report on Form 8-K, the parties amended the Mylan License to provide for a one-time cash milestone payment of $370 million from us to Mylan and for the Company to assume Mylan’s commercial rights for BYSTOLIC™ in the United States and Canada and to be responsible for all future BYSTOLIC™ development expenses as well as all sales and marketing expenses. Under the terms of the amendment, the Company will also continue to pay Mylan contractual royalties through calendar year 2010 after which it will pay an amount consistent with the royalty rates it generally pays with respect to its principal products for the supply of active pharmaceutical ingredient. We concluded following the product launch and amendment of the Mylan License that the License and Amendment are now material to the Company and will therefore file the agreements as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2008.

Signatures

Comment 3: We note that your annual report on Form 10-K was not signed on behalf of the registrant. Please amend your report to include the required signature.

Response: The signature page was duly executed by the registrant prior to filing. It appears that the signature block was inadvertently omitted from the electronic filing. We will amend the Company’s Form 10-K for the fiscal year ended March 31, 2007 to include the required signature.

Consolidated Financial Statements Notes to Consolidated Financial Statements 6. Acquisitions
Comment 4: Please disclose the following information relating to the in-process research and development acquired:

a: Disclose the fair value of each significant in-process research and development project acquired.

b: Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

c: Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

d: Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

e: Disclose the significant appraisal assumptions, such as:

i: The period in which material net cash inflows from significant projects are expected to commence; and ii: material anticipated changes from historical pricing, margins and expense levels.

Response: In reviewing the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, we believe that the information requested by the Staff was disclosed in all material aspects in various sections of the Report (see Exhibit A for excerpts of the Cerexa related disclosures).

However, in light of the Staff’s comments, we propose the following updated footnote disclosure to be presented in the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2008:

Acquisitions (In thousands):

On January 10, 2007, the Company acquired Cerexa, Inc. (Cerexa), a biopharmaceutical company based in Alameda, California for approximately $494,000 in a merger pursuant to which Cerexa became a wholly-owned subsidiary of the Company.  The Company acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (ceftaroline), a next generation, broad spectrum, hospital-based injectable cephalosporin antibiotic.  The acquisition of Cerexa also included a second development-stage hospital-based antibiotic, ME1036, which has shown activity against both aerobic and anaerobic gram-positive and gram-negative bacteria, including common drug-resistant pathogens, such as methicillin resistant Staphylococcus aureus, in preclinical studies.  The rights to ceftaroline and ME1036 are in-licensed by Cerexa on an exclusive basis from Takeda Pharmaceutical Company and Meiji Seika Kaisha, Ltd., respectively.  The Company will be obligated to pay an additional $100,000 in the event that annual United States sales of ceftaroline exceed $500,000 during the five year period following product launch. The acquisition was accounted for under the purchase method of accounting and accordingly, Cerexa’s results of operations are included in the accompanying consolidated financial statements from the acquisition date.

Of the $494,000 purchase price, $476,000 was assigned as in-process research and development (IPR&D). Substantially all of this charge represented the value assigned to ceftaroline, which had completed a Phase II clinical trial program in patients with complicated skin and skin structure infections (cSSSI). Ceftaroline is being developed initially for the cSSSI indication and the treatment of community acquired pneumonia (CAP). Phase III studies of ceftaroline for cSSSI began in February 2007. ME 1036 was still in preclinical development at the acquisition date. These compounds had not yet achieved regulatory approval for marketing and consequently, the IPR&D was taken as a charge against income during the fourth quarter of fiscal 2007. This charge was not deductible for tax purposes.

In order to determine the estimated fair value of IPR&D, the "income method" was utilized. This method applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products and expected industry trends. The estimated future net cash flows were then discounted to the present value using a discount rate of 16%. This analysis was performed for each compound independently.

For purposes of applying the income method, the projected launch dates following FDA approval were estimated for ceftaroline and ME 1036, at which times the Company would expect the resulting products to generate cash flows. The cost to complete these development programs will depend on whether these programs are brought to their final stages of development and are ultimately submitted to the FDA for approval. All internal and external research and development expenses are expensed as incurred. All of our development programs are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA or other regulatory approvals.

During fiscal 2008, two Phase III studies of ceftaroline in complicated skin and skin structure infections completed enrollment and two Phase III studies in patients with community acquired pneumonia began enrollment. We anticipate the cSSSI results in calendar 2008 and the CAP results in 2009.

Comment 4.f.: In significant periods, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response: The following is an excerpt from the Company’s Management Discussion & Analysis related to the progress of ceftaroline and ME 1036 as presented in our Form 10-Q for the period ended December 31, 2007:

In connection with our acquisition of Cerexa, Inc. in January 2007, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline, a next generation, broad spectrum, hospital-based injectable cephalosporin antibiotic. Two Phase III studies of ceftaroline in complicated skin and skin structure infections have completed enrollment. Additionally two Phase III studies in patients with community acquired pneumonia (CAP) have begun enrollment. We anticipate the results of these skin and skin structure studies in calendar 2008 and the CAP results in 2009.

Among other research and development projects we continue to support are the following: RGH-896, a compound being developed for the treatment of chronic pain and other CNS conditions; a group of novel compounds that target the group 1 metabotropic glutamate receptors (mGLUR1/5); and ME1036, an injectable antibiotic which has demonstrated excellent pre-clinical activity against both Gram-positive and Gram-negative bacteria. In addition, we have entered into several collaborations to conduct pre-clinical drug discovery.

Comment 5: Your disclosure here as well as in other portions of the document makes reference to the use of an independent specialist to value your assets acquired in the acquisition. While you are not required to make these references, when you do, you must also disclose the name of the independent specialist. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent specialist.

Response: While the Company engaged a third party valuation firm to assist with its analysis of the purchase price allocations for the Cerexa acquisition, management takes responsibility for the methods and assumptions used in its purchase price allocations. In response to the Staff’s comment, we propose to revise the Company’s disclosure prospectively and delete any reference to a third-party valuation firm as presented above in our proposed revised disclosure and presented here again for easy reference:

In order to determine the estimated fair value of IPR&D, the "income method" was utilized This method applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products and expected industry trends. The estimated future net cash flows were then discounted to the present value using a discount rate of 16%. This analysis was performed for each compound independently.

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            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that the Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions or comments relating to our responses to Comments 1, 2 or 3 please contact Landey Strongin, the Company’s outside counsel at (212) 759-3300. If you have any questions or comments related to Comments 4 or 5 please contact Francis I. Perier, Jr., the Company’s Chief Financial Officer at (212) 421-7850.

Sincerely, Forest Laboratories, Inc. By: /s/ Herschel S. Weinstein Herschel S. Weinstein Vice President – General Counsel

Exhibit A

A description of the products acquired as a result of the acquisition of Cerexa, Inc., including stage of development and projected NDA filing date was presented in our Form 10-K under Part I; Item I. Business: Recent Developments:

Part I; Item I. Business

Recent Developments

Cerexa, Inc.: Effective January 10, 2007, we acquired Cerexa, Inc. (or Cerexa), a biopharmaceutical company based in Alameda, California, in a cash merger pursuant to which Cerexa became a wholly-owned subsidiary of the Company.

Pursuant to the merger, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (or ceftaroline), a next generation, broad spectrum, hospital-based injectable cephalosporin antibiotic that exhibits bactericidal activity against the most resistant strains of gram-positive bacteria, including MRSA (methicillin resistant Staphylococcus aureus) as demonstrated by a completed Phase II comparative trial in patients with complicated skin and skin structure infections (or cSSSI). Ceftaroline has also demonstrated bactericidal activity against penicillin resistant Streptococcus pneumonia and common gram-negative bacteria. Ceftaroline is being developed initially for the cSSSI indication and the treatment of community acquired pneumonia. Phase III studies of ceftaroline for cSSSI began in February 2007. If the Phase III program is successful, we anticipate submitting an NDA sometime in calendar 2009.

The acquisition of Cerexa also included a second development stage hospital-based antibiotic, ME1036, which has shown activity against both aerobic and anaerobic gram-positive and gram-negative bacteria, including common drug-resistant pathogens, such as MRSA, in preclinical studies. ME1036 is expected to enter Phase I studies later this year.

The rights to ceftaroline and ME1036 are in-licensed by Cerexa on an exclusive basis from Takeda Pharmaceutical Company and Meiji Seika Kaisha, Ltd., respectively.

We paid cash consideration of approximately $494 million in connection with the merger and certain related expenses. We will be obligated to pay an additional $100 million in the event that annual United States sales of ceftaroline exceed $500 million during the five year period following product launch. The merger consideration paid at closing has been expensed in fiscal 2007 as purchased in-process research and development.

Further, in the discussion of risk factors (ITEM 1A. RISK FACTORS) affecting the Company’s business, there is a discussion relating to the risks and uncertainties associated with pharmaceutical product development:

ITEM 1A. RISK FACTORS

Pharmaceutical Research is Expensive and Uncertain.

New product development is subject to a great deal of uncertainty, risk and expense. Promising pharmaceutical candidates may fail at various stages of the research and development process, often after a great deal of financial and other resources have been invested in their exploration and development. Further, even where pharmaceutical development is successfully completed, a product may fail to reach the market or have limited commercial success because the safety and efficacy profile achieved during the course of development is not as favorable as originally anticipated or favorable in light of new and competing therapies which may become available during the lengthy period of drug development.